UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number: 333-248191

UCOMMUNE INTERNATIONAL LTD

(Translation of registrant’s name into English)

Guang Hua Road, No 2, Tower D, Floor 8

Chaoyang District, Beijing 100026

People’s Republic of China

Tel: +8610 65067789

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ucommune International Ltd Completed PIPE Financing in Connection with the Business Combination

On November 17, 2020 (the “Closing Date”), Ucommune International Ltd, a Cayman Islands exempted company (the “Company”), consummated the previously announced business combination pursuant to the Merger Agreement, dated as of June 29, 2020 (the “Merger Agreement”), by and among the Company, Orisun Acquisition Corp., a Delaware company (“Orisun”), Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”), Ucommune Group Holdings Limited, a Cayman Islands exempted company (“Ucommune”), and certain other parties thereto. On the Closing Date, Orisun was reincorporated to Cayman Islands and was merged into the Company, with the Company remaining as the surviving publicly traded entity, and Merger Sub merged with and into Ucommune, resulting in Ucommune being a wholly owned subsidiary of the Company (collectively, the “Business Combination”).

As previously announced, in connection with the Business Combination, the Company had entered into a series of backstop agreements (collectively, the “Backstop Agreements”) with 19 investors (the “Backstop Investors”) as of November 17, 2020, pursuant to which the Backstop Investors agreed to invest no less than $66.5 million by purchasing either shares of common stock of Orisun (as predecessor of the Company) in the open market or, concurrently with the Business Combination, newly issued Class A ordinary shares of the Company at a price of $10.10 per share (the “PIPE Financing”).

The PIPE Financing officially closed on November 25, 2020. In connection with the PIPE Financing, 6,030,670 shares of Class A ordinary shares of the Company were issued, and the Company had received gross proceeds of approximately $60.9 million as of November 25, 2020. As of November 25, there were 80,451,843 ordinary shares outstanding, comprising of 70,999,436 Class A ordinary shares and 9,452,407 Class B ordinary shares.

The Class A ordinary shares and warrants of the Company are trading on The Nasdaq Stock Market under the symbols “UK” and “UKOMW,” respectively.

About Ucommune

Ucommune Group Holdings Limited is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By leveraging its expertise in the industries of real estate and retail, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Forward-Looking Statements

This announcement contains, and certain oral statements made by representatives of Orisun, Ucommune, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Orisun’s and Ucommune’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Orisun’s and Ucommune’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; the outcome of judicial proceedings to which Ucommune is, or may become a party; failure to realize the anticipated benefits of the Business Combination; risks related to Ucommune’s business and the timing of expected business milestones; the effects of competition on Ucommune’s future business; the availability of capital; and the other risks discussed under the heading “Risk Factors” in the definitive proxy statement/prospectus/information statement filed on November 5, 2020 and other documents the combined company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and both Orisun and Ucommune specifically disclaim any obligation to update these forward-looking statements.

For investor and media inquiries, please contact:

Ucommune International Ltd

Cheong Kwok Mun

Zhimo Zhao

ir@ucommune.com

ICR, LLC.

Xinran Rao

ucommune@icrinc.com

+1 (212) 537-3847

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zhuangkun He
Name:	Zhuangkun He
Title:	Chief Executive Officer

Date: November 27, 2020

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